FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                 For the month of July 1, 2004 to July 31, 2004



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated:  August 10, 2004




/s/ THINAGARAN
.........................................
(Signed by)
THINAGARAN
Director

               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


                       FROM JULY 1, 2004 TO JULY 31, 2004


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION



575      MOU SIGNED FOR SUPPLY OF GAS
576      MADURA CONCESSION
577      REPORT FOR THE QUARTER ENDED JUNE 30, 2004

                                                     CityView
                                                       Corporation Limited
                                                      ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia    6000
                                                    PO Box   5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia    6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile:  (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                           ---------------------
                                                    Web:   www.cityviewcorp.com




July 13, 2004



The Manager Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY     NSW     2000


                          MOU SIGNED FOR SUPPLY OF GAS

CityView Corporation Limited ("CityView") (ASX:CVI) announces the following information from its Joint Venture partner and operating shareholder, PT Medco Energi Internasional TBK ("Medco"):

A Memorandum of Understanding (MOU) was signed between JOB Pertamina Medco Madura Pty Ltd and PT Pembagkitan Jawa Bail for Pusat Pembangkit Listrik di Madura (Electricity Development Centre in Madura) for the supply of gas for a period of 15 years in relation to power generation on Madura Island.

The MOU does not specify prices for the sale of the gas and is contingent on the proving of sufficient resources and production in sufficient volumes over a 15-year period.

The signing of the MOU took place in Surabaya on July 9, 2004 and was witnessed by the Minister of Energy and Mineral Resources Purnomo Yusgiantoro, The Governor of East Jawa and the BP MIGAS chief. Directors Thinagaran and Md Ramli represented CityView. Photos of the signing ceremony can be viewed at www.cityviewcorp.com.

                                                     CityView
                                                       Corporation Limited
                                                      ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia    6000
                                                    PO Box   5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia    6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile:  (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                           ---------------------
                                                    Web:   www.cityviewcorp.com
                                                           --------------------


July 15, 2004


The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

                                MADURA CONCESSION

PT Medco Energi Internasional TBK ("Medco") has released the following information to the Indonesian Stock Exchange:

"MedcoEnergi would supply 20 million cubic feet per day (MMCFD) to the Gas Powered Electricity Plant ("PLTG") installation in Sebaya owned by PJB located in Pamekasan district in East Java. The gas supply has been intended to provide the electrical power supply in East Java, especially in Madura Island.

Gas supply would come from Sebaya Field, Madura Block. The contract valued at USD 260 million is planned for a period of 15 years starting in 2006.

Sebaya Field has enough expected gas reserve to supply the Sebaya PLTG. Currently, MedcoEnergi through its JOB Pertamina-Medco Madura Pty. Ltd. continues to evaluate and explore Sebaya Field in order to expand its contribution to electric power plant in that district."

CityView reiterates, however, that the Memorandum of Understanding does not specify prices for the sale of the gas and is contingent on the proving of sufficient resources and production in sufficient volumes over the 15-year period.

The estimated value and reserves are furnished to CityView by the Operating Shareholder and have not been verified in accordance with any relevant Australian Stock Exchange Listing rules. CityView is releasing this information in good faith but advises investors not to rely on same.

                                                     CityView
                                                       Corporation Limited




                          REPORT FOR THE QUARTER ENDED
                                  JUNE 30, 2004

                               SUMMARY FACT SHEET
--------------------------------------------------------------------------------

                                 Company Details

Registered Office:                  17 Ord Street
                                    West Perth  WA     6005
                                    Australia
Principal Place of Business:        Level 9
                                    28 The Esplanade
                                    Perth             WA   6000
Telephone:                          (618) 9226 4788
Fax:                                (618) 9226 4799
E-Mail:                             info@cityviewcorp.com
                                    ---------------------
Internet:                           www.cityviewcorp.com
                                    --------------------
Chairman:                           A I Saddique
Chief Executive Officer:            E Ee
Directors:                          R Goh
                                    Thinagaran
                                    Md N Ramli
                                    J F Arbouw
                                    R M Elliott
Company Secretary:                  J F Arbouw
Auditor:                            BDO
Australian Stock Exchange Symbol:   CVI
NASD Symbol:                        CTVWF
Australian Share Registry:          Computershare Investor Services Pty. Ltd.
US Share Registry:                  Computershare Trust Company Inc
--------------------------------------------------------------------------------


Market Capitalisation at June 30, 2004

Shares on Issue                     70,161,616
Options                             Nil
Fully Diluted Capital               70,161,616
Market Value Fully Diluted          AUD$4,350,020 (US$2,992,813)

--------------------------------------------------------------------------------


Trading Volume
                      AUS                 US            TOTAL
 MONTH               VOLUME             VOLUME         VOLUME
 -----               ------             ------         ------
 April 2004          95,328             348,310        443,638
 May 2004           490,504             385,412        875,916
 June 2004          685,861           1,696,383      2,382,244
 TOTAL            1,271,693           2,430,105      3,701,798
--------------------------------------------------------------------------------

                                                     CityView
                                                       Corporation Limited


Oil & Gas Indonesia
CityView has a 25% gross interest in both the Madura (674,100 acres) and Simenggaris (675,582 acres) Blocks. CityView's Joint Venture partner and Operating Shareholder is PT Medco Energi Internasional TBK ("the Operator").

Madura Concession - Madura Island, Indonesia
Medco advised that it had obtained, from the relevant Indonesian authorities, a confirmed one-year extension for the relinquishment of this Block.

Land acquisition for the drill site were completed and the Operator has been finalising contracts for the drilling of the Sebaya #2 proposed delineation well. It is understood that Sebaya #2 will be drilled in the final Quarter of 2004.

In line with the study and joint recommendations made by Gaffney Cline & Associates (Consultants) Pte Ltd and the Madura Joint Operating Body, the Operator also advised that it had discussions with the national power company, PLN and was confident of securing a Memorandum of Understanding ("MOU") for the supply of gas to the Gili power plant which Is situated on Madura Island.

On July 9, 2004 a MOU was signed between JOB Pertamina Medco Madura Pty Ltd and PT Pembagkitan Jawa Bali for Pusat Pembangkit Listrik di Madura (Electricity Development Centre in Madura) for the supply of gas for a period of 15 years in relation to power generation on Madura Island.

On July 15, 2004, CityView advised that PT Medco Energi Internasional TBK ("Medco") had released information to the Indonesian Stock Exchange that:

"MedcoEnergi would supply 20 million cubic feet per day (MMCFD) to the Gas Powered Electricity Plant ("PLTG") installation in Sebaya owned by PJB located in Pamekasan district in East Java. The gas supply has been intended to provide the electrical power supply in East Java, especially in Madura Island.

Gas supply would come from Sebaya Field, Madura Block. The contract valued at USD 260 million is planned for a period of 15 years starting in 2006.

Sebaya Field has enough expected gas reserve to supply the Sebaya PLTG. Currently, MedcoEnergi through its JOB Pertamina-Medco Madura Pty. Ltd. continues to evaluate and explore Sebaya Field in order to expand its contribution to electric power plant in that district."

CityView reiterates that the Memorandum of Understanding did not specify prices for the sale of the gas and is contingent on the proving of sufficient resources and production in sufficient volumes over the 15-year period.

The estimated value and reserves were furnished to CityView by the Operating Shareholder and have not been verified in accordance with any relevant Australian Stock Exchange Listing rules. CityView released the information in good faith but advises investors not to rely on same.

                                                     CityView
                                                       Corporation Limited


Simenggaris Concession - Kalimantan Indonesia
No reports were received during the Quarter


Finance
Cash at Bank                                           AUD$ 411,939.00
Expenditure for the Quarter                            AUD$ 173,925.00





THINAGARAN
Director


July 27, 2004

     LIST OF AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC") DOCUMENTS


                       FROM JULY 1, 2004 TO JULY 31, 2004


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION



No Documents were submitted to ASIC in the month of July 2004